Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08001877

4 April 2008

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A: 4th April 2008

Oil Search, the operator for PPL190, reports as at 0600 on 3rd April 2008 that:

"The Cobra -1A well was at a depth of 1,039 metres and awaiting parts required for repairs to the rig's top-drive system prior to drilling ahead. Progress for the week was 506 metres.

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the Iagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The planned total depth of the well is 3,100 metres."

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4th April 2008

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

3 April 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

2D SEISMIC SURVEY UPDATE – T/37P and T/38P, Bass Basin

Cue Energy Resources Ltd, as operator for T/37P and T/38P, advises that the CUEBASS08 Marine Seismic survey is now 50.11% complete. On the 2nd April 2008, the seismic vessel returned to Burnie Tasmania for a planned crew change and re-supply.

In total, 3660 line kilometres of full-fold seismic data will provide a tight 1 x 1km grid over the prospective central part of the Bass Basin. The aims of this survey are to mature leads along the "Poonboon-Yolla Trend" to drillable prospects and to provide significant seismic-data over leads, which currently have poor seismic coverage, in the Dondu Trough (see figure 1).

Participants in the T/37P and T/38P seismic survey are:

Galveston Mining Corporation Ltd	(100% Cue subsidiary)	50%
Exoil Ltd		50%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

3rd April 2008



243800M E
300000M E
400000M E
500000M E
600000M E
632000M E
5718000M N
5700000M N
5600000M N
5500000M N
5452000M N
39 00 00S
40 00 00S
41 00 00S
144 00 00E
145 00 00E
146 00 00E
147 00 00E
148 00 00E
0 10 20 30 40 50
KILOMETRES
Cue
Cue Energy Resources Limited
Poonboon-Yolla Trend
Yolla Gas Field
Trefoil Gas Field
White Ibis Gas Field
T/37P
T/38P
Dondu Trough
CUEBASS08 marine seismic survey
Tasmania

Figure 1. Location map for the CUEBASS08 Marine Seismic Survey

END